413


06019339

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calvo Drilling Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 01401

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 12/18/06


Explore
Drilling


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CABO
DRILLING CORP.

2006 annual report

2006 Accomplishments

Content

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- During fiscal 2006 Cabo reported annual revenues of $28.79 million, up 24% from the annual revenues of $23.22 million reported in fiscal 2005.
- Cabo reported increased quarterly revenues every quarter in fiscal 2006, compared to corresponding quarters in the previous year (fiscal 2005).
- Gross margins for the year increased by 18% to 20.05% in fiscal 2006 compared to 16.96% in fiscal 2005.
- The Company secured a number of significant contracts with senior mining companies in fiscal 2006.
- The Company expanded its operations to include Mexico.



Corporate Profile

Cabo Drilling Corp. has grown into one of the larger drilling service companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geoenvironmental, geotechnical and geothermal drilling. The Company supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

Cabo Drilling Corp.'s common shares trade on the TSX-V Exchange under the symbol CBE.



Our Vision

- Our Vision is to be one of the leading mineral and specialty drilling services providers in the Americas.

Our Mission

- To be the first choice for mineral exploration, mining, geoenvironmental, geotechnical & geothermal customers by offering the best value in the drilling services industry.
- To be the first choice among employees by offering the most stable, safe and rewarding workplaces in the drilling services industry.
- To be the first choice for investors by consistently generating superior value and providing excellent corporate governance to shareholders and stakeholders.

"We are a company that went from practically no revenue in FY2004 to approximately $29 million in gross revenue in FY2006. That is fairly aggressive and I would like to continue to build upon that base."

John A. Versfelt, Chairman, President and CEO, Cabo Drilling Corp.

Highlights

"Exploration budgets worldwide have increased for the fourth consecutive year. Metals Economics Group is estimating that worldwide exploration budgets will reach $7.1 billion in 2006, a 45% increase over 2005 expenditures of $5.1 billion. Considering that approximately 52% of all exploration dollars are expended on drilling, Cabo will continue to expand its existing operations with significant contract revenue and will selectively expand its market share both nationally and internationally."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

Financial Highlights

$ Expressed in (000's) except earnings per share		FY2006		FY2005
Revenues	$	28,791	$	23,222
EBITDA*	$	530	$	525
Cash flow from operations**	$	407	$	454
Gross Margin %		20.0%		16.9%

*Earnings before interest, tax, amortization, stock-based compensation and other items.
**Before changes in non-cash operating working capital items.

Key Statistics
As of June 30, 2006

52 Week Range	$0.67 - $0.30
Basic Shares Outstanding	31,300,836
Market Cap	$ 12,050,821
Fully Diluted	33,628,836
Total Assets	$ 22,223,774
Total Liabilities	$ 9,428,052
Working Capital	$ 3,326,392


Revenues for the Year Ended June 30
$30,000,000
$20,000,000
$10,000,000
$0
2004
2005
2006


Gross Margin for the Year Ended June 30
25%
20%
15%
10%
5%
0%
2004
2005
2006





Investment Outlook

Cabo Drilling Corp. has established itself as one of the larger drilling service companies serving the mining industry in Canada. The Company has grown from practically no revenue in fiscal year 2004 to approximately $29 million in revenue in fiscal year 2006. To place the Company in the best possible position going forward, fiscal year 2006 was Cabo's clean up year, as the Company wrote down its mineral properties, software and goodwill.

Cabo is now set to enter the next phase of its development by increasing its market share and expanding its geographical markets beyond Canada and Mexico, in to the United States and other favourable, safe and mineral rich countries. Going forward, the Company is looking to achieve more profitability and bring greater value to its shareholders.

Benefits of investing in a service company within the exploration and mining industry are:

- Favourable industry trends, with robust metals markets driving the exploration, mining and drilling industries;
- Approximately 52% of exploration dollars are expended on drilling;
- Ability to grow profitability through upswings in metal market cycles, while building a technologically advanced and cost-efficient drill fleet to weather subsequent market down turns;
- Cash flow positive with revenue growth and improving margins;
- The Company and its shareholders are able to participate in the metals "super-cycle" without any commodity specific risk.

Cabo's Exploration Properties*

Cabo's shareholders, of a record date yet to be determined, will receive one International Millennium Mining Corp. (IMMC) unit for each four shares of the Company that they hold. The net effect will be that shareholders will continue to hold their shares of the Company and will receive units in the capital of IMMC. This will provide our shareholders with the ability to participate in any future exploration of the Cabo properties, as well as the properties that IMMC already holds in its property portfolio.

The Company will also hold a significant share position in IMMC enabling it to benefit from any future exploration success. However, the greatest benefit for Cabo and its shareholders will be the Company's ability to focus solely on expanding its specialty and mineral drilling services to achieve its vision of becoming one of the leading mineral and specialty drilling services providers in the Americas.

*(See "Sale of Mineral Properties" in the Company's MD&A for further details.)

"When looking at Cabo Drilling as an investment it is important to note that we are more of a long term investment. Our growth over the last two years has been aggressive. We will continue to work hard at that pace; however, I want our shareholders to understand that this is not an instant story, it is a growing story."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

"Exploration budgets have increased for all commodities covered in the Metals Economics Group Preliminary Estimate of 2006 Worldwide Nonferrous Exploration Budgets. Gold exploration budgets continue to exceed all other targets in dollars, but base metals budgets show a substantially greater percentage increase than gold in 2006."

Metals Economics Group, 2006


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Markets

"Cabo Drilling has established a solid base in Canada and from this base, the Company will expand outwards. We will continue to increase our market share in our current markets, Canada and Mexico while targeting North, Central and South America for expansion. Additionally, we have identified another international market area and hope to make inroads into this market area by 2007."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

With operations across Canada and in Mexico, Cabo Drilling's growth within the mineral and specialty drilling services sector enables it to provide improved services, technical capabilities and a greater geographical reach for its customers.

The current upturn in the metals markets, which is being driven by greater demand for both base and precious metals worldwide, continues to drive the need for mineral exploration drilling services. Over the past two years, Cabo has positioned itself to benefit from this demand.

Cabo has identified a number of favourable geographical locations in which to expand its drilling services business within fiscal 2007. Future growth will be achieved both organically and through acquisition.

Drilling Revenue By Region FY 2006



20%
3%
19%
5%
53%
Maritimes & Newfoundland
Ontario
Quebec
Western Canada
Mexico

Drilling Revenue By Region FY 2005



3%
9%
16%
72%
Maritimes & Newfoundland
Ontario
Quebec
Western Canada

Regionally, Latin America continues to be the most popular destination for exploration spending, followed by Canada. Nationally, Canada retains the top spot for the fifth year running. - Metals Economics Group, 2006.

Operations

Cabo achieved a 24% increase in its fiscal 2006 revenue over its fiscal 2005 revenue. The Company will continue to grow by expanding revenues with its existing long-term customers, attracting new customers by aggressively marketing and promoting its services, and by improving operating and administrative efficiencies.

Gross margins improved in fiscal 2006 by 18%. The Company expects that it will achieve no less than 23% margins in fiscal 2007 by continuing to improve cost controls, supplier pricing rates and revenue margins on contracts.

Cabo's Canadian divisions have been rewarded with first-rate contracts over the past year. Senior companies such as Inco Limited and Aur Resources Inc., as well as a number of aggressive junior exploration companies with strong reputations in the financial markets have selected Cabo to drill their projects.

Notwithstanding the recent instability, gold and base metal prices remain at historically high levels and exploration and mining companies continue to compete for limited drilling capacity. Cabo will continue to see greater demand for its drilling services which it anticipates will translate into a favourable pricing environment for the upcoming year.

Drilling Revenue FY2006


5%
34%
61%

- Surface
- Underground
- Geotechnical

Drilling Revenue FY 2005


3%
32%
65%

- Surface
- Underground
- Geotechnical



"Due to the current labour shortage, Cabo Drilling is implementing a new recruiting and training program. We are in the process of hiring a human resources coordinator, which is the first step in developing a comprehensive program for recruiting employees. When we bring employees on board it is important to create loyalty and to be loyal to them, we want to show them we are confident in their abilities and offer them long-term stability."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

Projects

Pacifica Resources Ltd. - Selwyn Project

Project:
Minimum of 6,000 metres diamond drilling at Pacifica's Howard's Pass Selwyn Project



Location: Howard's Pass in the eastern Yukon

The diamond drilling program for Pacifica Resources is underway as part of a $10 million exploration program. Cabo has provided up to three coring drills on this project.

Many of Cabo's projects operate in remote locations with the potential for extreme weather conditions.





Titan Uranium Inc. - Thelon Project

Project:
3,000 metres of diamond drilling in 26 holes on Titan's Thelon project 150 kilometres northwest of Baker Lake, Nunavut



Location: Baker Lake, Nunavut

The logistics of this project were quite complex. Equipment was trucked from Kirkland Lake, Ontario to Thompson, Manitoba, and then flown by large fixed wing aircraft to Baker Lake, Nunavut. From Baker Lake, it was then flown by Otter fixed wing aircraft to the drill staging area and then by helicopter to the drill sites.




CABO

Corporate Governance

At Cabo, corporate governance means ensuring that a comprehensive system of stewardship and accountability is in place and functioning among the directors, management and employees of the Company.

Cabo is committed to the principles of good governance and the Company employs a variety of policies, programs and practices to manage corporate governance and ensure compliance.

The Cabo Board of Directors (the "Board") consists of six members, three of whom are independent directors. The activities of the Board are supported by the Corporate Governance/Compensation Committee and the Audit Committee which meet a minimum of four times per year.

In a continuing pursuit of Corporate Governance "best practices," the committees and the Board have developed Committee Charters, a Board of Directors mandate, and a Code of Ethics.

Environmental & Safety Policy

As a mineral and speciality drilling services company, Cabo accepts its responsibility to protect the health of its employees and preserve the environmental integrity of locations where it carries out its operations.

The Company uses its operational expertise, innovative processes and strategic planning to guide all construction, drilling, and site restoration practices to reduce our environmental footprint on all drill sites.

Cabo is committed to excellence in upholding health & safety standards that comply with legislated requirements, and exceed the expectations of our customers, shareholders, government and the public.



"Health, safety and environmental excellence are prerequisites when bidding on major projects. Globally, only a few drilling service companies offer extensive training and safety programs for their employees, and thus to their clients. In Canada, fewer than five companies across the country can meet base technical, safety and environmental performance requirements for remote, surface and underground sites. Cabo is one of those companies."

"Cabo's safety programs demonstrate to our employees that we are interested in their safety. We implemented these programs for their benefit. We want to ensure all employees arrive home safely each day."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

President's Letter

On behalf of the Board of Directors and management of Cabo Drilling Corp., I am pleased to present our annual report for the 2006 fiscal year (July 1, 2005 to June 30, 2006).

Fiscal year, 2006 was a year of building stability, reliability and growth. It was our first full year of operating all of our divisions and a year of clean up. In 2006, we saw the Company's revenues increase 24% ($5.57 million) to $28.79 million, compared to $23.22 million in 2005. Our growth in 2006 revenue occurred in every quarter of the year compared to corresponding quarters in fiscal 2005.

This growth is not evident in our bottom line due to a number of write-offs which Cabo Drilling incurred. To place the Company in the best position going forward, we determined that it was necessary to write down our mineral properties, software and goodwill. Cabo Drilling also incurred several one-time general and administration costs relating to building the Company. Consequently, we had a net loss of $2.76 million.

Gross margins for the year increased by 18% to 20.05% in 2006, compared to 16.96% in 2005. While this growth was significant, it was nonetheless shy of our goal to increase our gross margin to the 23% range. We will continue to work towards achieving this goal in 2007.

In 2006, we began to see the benefits of consolidating our business. We reached a sufficient size to generate economies of scale and confidently pursue new opportunities in the Americas' marketplace. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Growing a company takes time and we have endured some growing pains. We are beginning to see our many acquisitions and divisions function as one cohesive, profitable operation.

A favourable factor in 2006 was that metal prices and demand remained high around the world, generating more interest, investment and resources for exploration, development and mining. The supply of metal in 2007 is expected once again to fall short of demand and that will only improve our ability to grow our business. Increased demand for drills throughout the industry should also lead to higher unit prices and opportunities to improve margins, especially in Canada where the competition has been high.

No other factor hindered our ability to operate efficiently more in 2006 than labour. Throughout the year the recruitment, training and retention of reliable, skilled workers was a challenge. We faced stiff competition from other service companies in various sectors which has resulted in a very competitive marketplace.

Core Projects
FY 2006 & FY 2007

Markets

The Province of Saskatchewan is an outstanding target market for Cabo with $206 million in mineral exploration expenditures forecasted, by the Government of Saskatchewan, for 2006 alone. Saskatchewan is ranked as one of the most productive mining provinces in the country and is the world's largest uranium producer - with about 30% of the world's uranium production coming from the Province's Athabasca Basin.

Cabo has secured drilling contracts in this market area with the following clients:

- *Titan Uranium Inc., in Cluff Lake, Saskatchewan & Baker Lake, NWT- January 2006 & August 2006*
- *ESO Uranium Corp., in Cluff Lake, Saskatchewan - March 2006*
- *GLR Resources Inc. & Uranium City Resources Inc., Uranium City Saskatchewan - July 2006*

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The competition for labour underscored our need for senior leadership in the human resources area. We believe one of our critical priorities in 2007 will be to create a central employee relations, training, safety and benefits program. Our objective is to decrease employee turnover, reduce our equipment maintenance and consumables costs, and increase our productivity. We have already started to work with some post-secondary institutions in the areas where we operate to recruit and train workers.

Our Canadian divisions were awarded significant contracts in 2006 from a number of senior mining companies and aggressive exploration companies that have good reputations in the financial marketplace. Our goals in 2006 were to expand our revenues with our existing long-term clients and to attract new clients by aggressively marketing and promoting our services.

I am pleased to say we are achieving our goals and will continue to deliver reliable and valuable services and results to our clients. We are earning a reputation of having the expertise and capabilities to get the job done – even in difficult circumstances. This, above everything else, will ensure the growth of the Company in a super-cycle, as well as a downturn.

The Company's evolution continued in 2006 with the announced sale of our exploration properties to International Millennium Mining Corp. (IMMC). The purpose of this transaction is to dispose of Cabo's properties in a manner that allows the Company and its shareholders to own a large share position in IMMC and to allow Cabo to focus on its core business of providing drilling services to the mineral exploration and mining industries.

Each year when we reflect on our accomplishments, the people who contributed to our Company come to mind. Our Board of Directors and I would like to thank our employees, clients and shareholders. Drilling and mining are challenging and demanding industries and our stakeholders' insight, expertise and commitment have made our continued growth possible. As a result, we remained focused on directing the Company's efforts and resources into creating a company that will bring value to our clients, employees and shareholders.

On Behalf of the Board



John A. Versfelt
Chairman, President & CEO

Clients

Aur Resources Inc. awarded Cabo a drilling contract in April 2006 for 27,000 metres of core drilling at Aur's base metal mine at Duck Pond, in Newfoundland, Canada. To achieve the required core production, the Company provided up to three drill rigs seven days a week, 24 hours a day.

In September 2006, Inco Limited awarded the Company a contract for more than 62,000 feet of BQ size deep underground diamond drilling at Inco's Creighton Mine in Sudbury, Ontario. In addition, in October 2006, Cabo was awarded a second contract for 21,000 feet of underground definition drilling at Inco's Garson Mine.

Forward Looking Information

This Management Discussion and Analysis ("MD&A") is prepared as of October 23, 2006, and should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA"(earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical, geoenvironmental and geothermal drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

The Company also owns mineral properties in four areas of Ontario and has maintained all of its properties in 2006. In fiscal 2006, the Company announced the sale of the resource properties to International Millennium Mining Corp. "IMMC".

Industry Overview

The mineral drilling industry relies on demand for precious, base and strategic metals. Mineral exploration budgets in the industry have increased for the fourth consecutive year and the Metals Economics Group is projecting worldwide exploration budgets to reach $7.1 billion, a 45% increase from 2005 expenditures of $5.1 billion. Exploration budgets for all commodities have increased, with Latin America and Canada continuing to be the preferential locations. Budgets for all minerals have increased with budgets for base metals, uranium, and precious stones increasing at a higher rate than gold in 2006.

Highlights and Overall Performance

In 2006, the first full year of operations, Cabo's revenue increased 24% to $28.79 million compared to $23.22 million, a $5.57 million increase. Revenue from underground drilling increased to $9.95 million in fiscal 2006 from $7.38 million in fiscal 2005, a 35% increase, primarily from the Advanced Drilling Group and Petro Drilling Company divisions. Additionally, the Company has expanded operations into Mexico where it recorded revenues of $785,455 during fiscal 2006.

Gross margins for the year increased 18% to 20.05% in fiscal 2006, compared to 16.96% in fiscal 2005. The improved margins are a result of increased pricing, improved cost rationalization and benefits of longer term contracts. Improvements in operations and increased pricing are the primary reasons for the improved gross margin. The Company believes that there will be additional improvements in the gross margin in fiscal 2007, due to longer term projects, continual efforts to improve utilization and efficiency, and increasing both technological and technical expertise across all divisions.

Cabo reported a pre-tax loss of $2.87 million for the 12 months ended June 30, 2006, compared to a pre-tax loss of $1.10 million for the 12 months ended June 30, 2005.
The loss is largely due to the following:

- $1.65 million write down of the resource properties in anticipation of the sale to International Millennium Mining Corp.
- $37,500 for valuation report on resource properties
- $86,602 goodwill write-down
- $206,626 write down of software

During the year, the Company also incurred non recurring general and administration expenses as follows:

- $153,416 in legal and consulting fees in establishing the $4.0 million credit facility with HSBC Bank Canada
- $90,699 in settlement of a lawsuit with a former consultant
- $140,684 in settlement of cases dating back to 2002 with the Workplace Safety and Insurance Board of Ontario
- $228,718 in bad debt expense

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items such as write-downs of the resource properties, software costs and goodwill) of $530,335 a slight increase from $525,108 in fiscal 2005. The increase in EBITDA is lower than anticipated due to the non-recurring general and administrative expenses incurred in fiscal 2006.

Working capital has decreased from $4.70 million in fiscal 2005 to $3.33 million in fiscal 2006, primarily due to capital asset acquisitions purchased with cash and new capital lease obligations for drilling equipment in anticipation of the summer drilling season.

Sale of Mineral Properties

The Company's shareholders approved the sale of its mineral properties ("the Properties") at an Annual General and Special meeting held January 23, 2006 subject to conditions listed in the following paragraph:

Pursuant to the transaction and subject to certain conditions specified below, the Company proposes to transfer all of its Properties to International Millennium Mining Corp.("IMMC") in exchange for 10,000,000 units of IMMC each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant. Each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its Shareholders on a ratio of one (1) IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. A four month hold period from the date of issuance will apply to the IMMC shares redistributed to the Shareholders. The net effect will be that Shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The effect of this Transaction is to dispose of the Properties in a manner which will allow the Shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and, allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

The transaction is subject to a number of conditions including:
(i) IMMC completing a private placement financing of no less than $2.50 million of which no less than $1.00 million would be expended on the Properties;
(ii) IMMC acquiring a TSX Venture Exchange listing; and
(iii) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC (received conditional approval).

The transaction will only close upon satisfaction of the above conditions.

Selected Annual Information

Years Ended June 30 $ Expressed in (000's)	**2006**	2005	2004
Revenues	28,791	23,222	-
Gross margin	5,772	3,938	-
Gross margin as a percentage of revenue	20.0%	16.9%	-
General & administrative	5,287	3,434	420
Amortization	1,209	594	9
Stock based compensation	100	1,017	-
Asset write-downs	1,946	-	-
Net loss	2,762	752	345
Common shares outstanding	31,300,386	30,800,301	26,353,625
Loss per share (weighted average)	0.09	0.03	0.03
Exploration expenditures	296	902	271
Mineral property expenditures	146	786	276
Cash flow from operations	407	454	(356)
Cash and restricted cash	1,115	752	706
Short term investments & marketable securities	313	1,274	6,200
Total assets	22,224	23,009	16,839
Total liabilities	9,428	7,778	5,127
Working capital	3,326	4,704	6,562

Drilling Operations

Contract core drilling services represented 95% of fiscal 2006 revenues and geo-technical and geo-environmental drilling services represented 5%. Surface drilling revenue increased $2.19 million to $17.45 million in fiscal 2006 from $15.26 million in fiscal 2005 while underground drilling increased 35% or $2.57 million to $9.95 million in fiscal 2006 from $7.375 million is fiscal 2005. Geotechnical/ geo-environmental drilling increased 37% during fiscal 2006 primarily due to the Forages Cabo division operating for twelve months in fiscal 2006 compared to three months in fiscal 2005. Included in the surface revenue is $785,455 of revenues earned from the company's first operation in Mexico. This project started in early fiscal 2006 and is continuing into fiscal 2007.

Revenues (000's)	2006		2005	
Surface	$17,451	60.6%	$15,259	65.7%
Underground	9,945	34.5	7,375	31.8
Geotechnical	1,395	4.9	588	2.5

The overall gross margin for the year was 20.0% compared to 16.9%. Gross margin has continued to improve throughout the year as a result of implementation of new policies and procedures and improved project management as well as better revenues per contract. All divisions recorded improvement in the gross margin with the exception of Advanced Drilling. Advanced Drilling's gross margin decreased due to increased job start-up costs and job delays in the fourth quarter of fiscal 2006. Improved margins can also be attributed to higher prices and lower costs as a result of better project planning.

Gross margin (000's)	2006		2005	
Advanced Drilling Division	$1,030	18.3%	$465	24.7%
Heath & Sherwood Division	2,617	16.2	2,459	13.8
Petro Drilling Division	1,580	28.4	939	24.6
Forages Cabo Division	535	38.4	74	12.5

General and administrative ("G&A") costs were $5.29 million for fiscal 2006 compared to $3.43 million in fiscal 2006. The increase can be attributed to the addition of twelve months of G&A from Advanced Drilling and Forages Cabo compared to five months of Advanced and three months of Forages Cabo in fiscal 2005, as well as non-recurring charges of establishing the credit facility with HSBC, Ontario Workplace and Insurance Safety Board settlement and settlement with a former consultant.

Stock based compensation expense decreased significantly to $100,357 in fiscal 2006 from $1.02 million in fiscal 2005 due to fewer stock options granted during fiscal 2006.

Amortization expense increased by $615,619 from $593,803 in fiscal 2005 to $1.21 million in fiscal 2006 due to property, plant and equipment purchased during the year, plus twelve months of amortization of assets from Advanced Drilling Group and Forages Cabo Inc.

Interest expense on short and long term debt increased $149,150 in fiscal 2006 compared to $20,872 in fiscal 2005 primarily due to the demand and operating loans from HSBC, debt assumed in the purchase of Forages Cabo Inc. and for the land and building acquired in Montreal.

During fiscal 2006, the Company recorded asset write-downs of $1.95 million. This consists of $1.65 million for resource properties in anticipation of the sale of the Company's properties to IMMC; $206,626 in write-down of software costs, and $86,602 write down of good will. Canadian GAAP requires a yearly review of goodwill to determine if there is any impairment in the value of the goodwill. The goodwill of $86,602 represents the excess price paid over net assets to acquire the operations of Stratacan Inc. Since the operations of Stratacan have been incorporated into the operations of Forages Cabo Inc., management has written off the value of the goodwill as the operations of Stratacan Inc. no longer exist.

The current income tax provision for fiscal 2006 has increased to $61,703 from $38,128 in fiscal 2005 due to larger profits in the Petro Drilling division. Future tax recovery decreased from $ 392,561 in the last fiscal year to $173,497 in fiscal 2006 primarily due to the future tax recovery on the flow-through private placement in fiscal 2005.

The Company recorded an after tax loss of $2.76 million in fiscal 2006 compared to a loss of $752,329 in fiscal 2005.

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals as well as precious stones. Any one of these categories can, by themselves, cause the drilling services industry to reach capacity. With the low levels of exploration over the past number of years and the demand from Asia increasing for most metals, supply is expected to fall short of demand. This should increase the need for all drilling services in the mineral exploration and mining industry.

Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies and by:

1. Improving utilization of existing rigs;
2. Modernizing and standardizing the drill fleet;
3. Sharing of technology and expertise;
4. Expanding effective capacity;
5. Building and maintaining a highly cost effective organization.
6. Aggressively promoting and marketing Cabo's services;

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is exploiting its competitive advantage in specialized drilling such as, geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices.
The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility. The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Exploration Activities

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The amounts recorded on the balance sheet as Mineral Properties represent the acquisition and exploration expenditures and should not be taken to represent realizable value. There are no known reserves of ore on the Company's properties and the proposed work programs thereon are exploratory in nature.

Exploration Activities (continued)

The Company relies solely on capital markets to fund its exploration activities. A potential downturn in the demand for minerals and metals and in the financial markets would negatively impact the ability of the Company to continue to obtain finances and carry out its exploration activities.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Resource Properties

Mineral exploration expenses and mineral property expenditures for 2006 were $442,201 compared to $1.69 million for 2005.

Summary of Mineral Exploration Expenditures

$ Expressed in (000's)	2006 To Date	Q4-06	Q3-06	Q2-06	Q1-06	2005 To Date
Cobalt						
Property Payments in cash	1,105	15	16	8	28	1,038
Property Payments in shares	1,671	-	-	-	-	1,671
Mineral Exploration	1,708	78	-	8	80	1,542
Electrum Lake						
Property Payments in cash	33	-	-	16	-	17
Property Payments in shares	61	-	-	12	-	49
Mineral Exploration	202	1	1	11	53	136
Hope Lake						
Property Payments in cash	25	10	-	-	-	15
Property Payments in shares	18	-	5	-	-	13
Mineral Exploration	159	-	2	10	26	121
Sudbury Properties						
Property Payments in cash	18	3	3	-	-	12
Property Payments in shares	78	-	22	-	8	48
Mineral Exploration	74	-	-	14	12	48
Total						
Property Payments in cash	1,181	28	19	24	28	1,082
Property Payments in shares	1,828	-	27	12	8	1,781
Mineral Exploration	2,143	79	3	43	171	1,847

During the year, the Company reduced the resource properties by $1.65 million to $3.50 million (this reduction has not been reflected in the table above).

Cobalt Properties, Cobalt, Ontario

Pursuant to an Option to Purchase Agreement ("Acquisition Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase a 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario ("Cobalt Property") by paying $300,000 (paid) and issuing 400,000 common shares (issued). The remaining common shares were issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 1% net smelter royalty ("NSR").

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement. The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating thirty-six monthly option payments of $6,000 per month (total $216,000), all future increasing monthly option payments, all three year anniversary payments including $50,000 and $75,000 due to April 1, 2007 and all future increasing anniversary payments. The consideration of 410,000 shares has been issued and the cash payments amounting to $225,000 have been made.

The Company has also staked a number of additional claims in the Cobalt Property area and now holds an extensive land package comprised of 706 claim units (approximately 11,296 hectares). Exploration to date has focused on 3 principal targets: historic cobalt-type arsenide silver-cobalt vein deposits, diamond deposits associated with kimberlite and lamprophyre intrusions, and volcanic-associated massive sulphide base metals and/or gold deposits. Exploration work, in the 2005 fiscal year, included trenching, grid lines, geochemistry and 3,441 m drilling and has confirmed the existence of several silver-cobalt vein systems in local areas of the properties, in addition to the presence of diamonds in the southeastern part of the properties confirmed in previous exploration programs.

Cobalt Properties, Cobalt, Ontario (continued)

A new NI43-101 Technical Report dated September 23, 2005 recommends a 2 phase strategy to assess the silver-cobalt and diamond prospects on the properties. Phase 1 is to consist of detailed line cutting, geological mapping, rock sampling, soil sampling, geophysical test surveys and stripping and reinterpretation of existing airborne geophysical data over areas previously drilled by the Company. This is to be followed by a major drilling program. The targets being sought are very high grade, but relatively small (60m by 50m) and the silver is erratically distributed. To properly test vein structures, a drill hole spacing of no more than fifty metres is required. A minimum program of one hundred holes averaging one hundred metres is required to test known silver-cobalt structures on the Cabo properties. In addition, several holes will be required to test the strike extension of the known lamprophyre zone and to test high priority kimberlite targets.

Electrum Lake Property, Kenora, Ontario

Pursuant to an Option to Purchase Agreement ("Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located approximately 45 km northwest of Kenora in the Kenora Mining Division, in the province of Ontario, near Electrum Lake ("Electrum Lake Property") by paying $30,000 (paid) and issuing 100,000 common shares (issued).

Under the terms of the Electrum Agreement, the Company must also incur expenditures totaling $200,000 for exploration or development work on the property, subject to the following:

- $35,000 of expenditures on or before October 28, 2004 (incurred);
- A further $50,000 of expenditures on or before October 28, 2005 (incurred); and
- A further $115,000 of expenditures on or before October 28, 2006 (incurred).

These claims are subject to a 2% NSR royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

The Company now holds 10 contiguous unpatented claims comprised of sixty-three units (approximately 1008 hectares). The property is prospective for lode gold deposits and shear zone hosted disseminate gold mineralization. There were several exploration programs carried out in the area between 1952 and 1990, some of which covered portions of the Cabo property. Numerous gold occurrences have been documented on the property and adjacent claims. Prospecting and a drilling program in the fiscal years 2004 (330 m) and 2005 (958 m) confirmed the presence of 5 gold occurrence prospects that warrant further exploration. A NI43-101 Technical Report dated September 28, 2005 recommends a two phase exploration program including grid controlled geological mapping and rock sampling programs across the entire property and a magnetometer/VLF-EM geophysical survey over the property, to be followed by soil geochemical and induced polarization surveys over areas identified by previous work. Core drilling of up to 4,000 m is recommended in Phase 2, to provide reasonable initial testing of known high priority targets and any new targets from Phase 1.

Hope Lake Property, Kenora, Ontario

Pursuant to an Option to Purchase Agreement ("Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase a 100% interest in certain mineral claims situated approximately 65 km southeast of Kenora in the Kenora Mining Division, in the province of Ontario, near Kenora ("Hope Lake Property") by paying $22,000 (paid) and issuing 30,000 common shares (issued).

Under the terms of the Hope Agreement, the Company must also incur expenses totalling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007($24,344 incurred).

These claims are subject to a 2% NSR royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000. The property consists of 14 contiguous unpatented claims comprised of 109 units (approximately 1,744 hectares).

The property is in the exploration phase with exploration data to date being focused on gold mineralization hosted by sulphide rich, silicified and carbonated alteration zones within mafic volcanic and ultramafic intrusive rocks. Numerous gold occurrences are known to exist on the property. Since acquisition, in the 2005 fiscal year, the Company's work has included data compilation, rock sampling and geological mapping to verify zones of known gold mineralization on the property, a small cut grid and ground magnetometer survey over one target area, mechanical stripping and a 9 drill hole (1,050 m) program confirming the existence of gold mineralization in local areas of the property.

Numerous carbonate altered zones with associated quartz-carbonate veining, silicification, sulphides and gold mineralization have been identified in bedrock and diamond drill core by previous explorers and from the Company's exploration work in fiscal 2005. None have been adequately drill tested to determine if any deposits exist and, if so, their geometry, continuity and average grade.

A NI43-101 Technical Report dated September 29, 2005 recommends a two phase exploration program. Phase 1 is to include a grid controlled geological mapping and rock sampling program and a magnetometer/VLF-EM geophysical survey over the entire property to locate mineralized zones, define controlling features and delineate structural features. This is to be followed by soil geochemistry and stripping of outcrop and a Phase 2 core drilling program of at least 3,000 m to properly investigate the orientation and continuity of known gold deposits and to test any new targets from Phase 1.

Skead and Loney Properties (Skead Property), Sudbury, Ontario

The Skead Property is located approximately 23 km northeast of Sudbury, Ontario in the Sudbury Mining Division and consists of 8 unpatented claims comprised of 72 units (1,152 hectares) and a further contiguous 12 patented claims (191 hectares).

In January 2004, the Company entered into an Option agreement to purchase 100% interest in certain mineral claims for $8,000 (paid) and 60,000 common shares (issued). These claims are subject to a 2% NSR royalty after all land holding, operating and capital costs have been recovered. This NSR may be reduced to 1% by a payment of $1.0 million. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until commercial production commences.

In May 2004, the Company entered into another option agreement to purchase 100% interest in certain mineral claims contiguous to the claims acquired near Sudbury in January 2004, by paying $12,010 (paid) and issuing 48,000 common shares (issued). These claims are subject to a 2% NSR, one-half of which may be purchased by the Company for $1.0 million.

The Skead Property is located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 km southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 km northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences, the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes.

Small work programs were carried out on parts of the property during 2004 and 2005. This work included line cutting, geological mapping, prospecting and a reconnaissance IP (induced polarization geophysics) survey. Further work is planned on this target, including an airborne geophysical survey in 2007.


Revenues by Quarter for the
FY 2005 & FY 2006
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
FY 2005
FY 2006

Summary of Quarterly Results	Fiscal 2006				Fiscal 2005			
	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05
$ Expressed in (000's)								
Revenue	7,564	5,998	6,410	8,819	7,339	5,898	4,693	5,292
Gross Margin	1,511	1,148	1,611	1,502	1,531	703	723	980
Gross Margin %	20.0%	19.1%	25.1%	17.0%	21.1%	11.9%	15.4%	18.5%
General & Administrative	1,450	1,613	1,157	1,067	1,207	948	721	557
EBITDA* before asset write downs	7	(409)	462	469	94	(23)	5	449
Stock-based Compensation	50	50	-	-	351	-	666	-
Amortization	389	274	268	278	284	158	81	70
Income before asset write-downs**	(548)	(766)	161	168	(563)	(181)	(742)	379
Income (Loss) before Tax	(894)	(2,309)	161	168	(563)	(181)	(742)	379
Income (Loss) after Tax	(782)	(2,207)	110	117	(574)	239	(772)	356
EBITDA* per share	(0.000)	(0.013)	0.015	0.016	0.003	0.000	0.000	0.016
Basic Earnings (Loss) per Share	(0.025)	(0.071)	0.004	0.003	(0.002)	0.010	(0.030)	0.010
Exploration Expenditures	81	3	41	171	354	311	124	112
Mineral Property Expenditures	28	47	35	36	52	34	56	644
Total Assets	22,224	20,634	21,509	22,625	23,009	19,672	16,349	15,675
Total Liabilities	9,428	7,172	6,038	7,276	7,778	4,631	2,878	3,191
Working Capital (Deficiency)	3,326	4,556	5,294	4,576	4,704	6,324	7,304	7,005

* Earnings before interest, tax, amortization, stock-based compensation and other items.
** Asset write-downs include resource properties, software and goodwill.

Fourth Quarter Discussion

The Company's fourth quarter revenue of $7.56 million increased $224,820 from the fourth quarter in fiscal 2005. The increase in sales can be attributed to stronger revenues from the Petro Drilling division, with the increase partially offset by lower revenues by both Heath & Sherwood and Advanced Drilling divisions.

Gross margin percentages did not change during the fourth quarter in fiscal 2006 compared to fourth quarter of fiscal 2005. Improvements by the Petro Drilling and Heath & Sherwood divisions were offset by lower margins earned by Advanced Drilling due to higher start up costs and delays on projects during the quarter.

General and administrative ("G&A") costs increased $159,935 from $1.29 million in the fourth quarter of fiscal 2005 to $1.45 million in the fourth quarter of fiscal 2006. The increase is due to the non-recurring charges of a settlement with the Ontario Workplace and Insurance Safety Board and bad debt expense.

Amortization expense for the 4th quarter was $389,528 as compared to $284,537 in the 4th quarter of 2005. This increase can be attributed to the increase of capital assets acquired during the quarter.

Interest expense was higher by $12,238 during the 4th quarter of fiscal 2006 to $59,544 compared to $39,912 in the 4th quarter of fiscal 2005. The higher interest cost is a result of the new HSBC credit facilities and larger BDC term loan.

Liquidity and Capital Resources

The Company's current cash (marketable securities and cash equivalents) position at June 30, 2006, is $1.43 million as compared to $2.03 million at June 30, 2005. General and administrative expenses were primarily impacted by non-recurring cash expenditures recorded in the 3rd and 4th quarters of fiscal 2006.

Short term investments and marketable securities decreased during the fiscal year to $313,029 compared to $1.27 million in fiscal 2005. Included in the $313,029 at June 30, 2006 is $55,761 of guaranteed investment certificates compared to $1.22 million of guaranteed investment certificates included in the $1.27 million at June 30, 2005. At June 30, 2006 marketable securities totaling 257,268 are recorded as a result of accounts receivable settlements paid by Canadian public companies.

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $407,240 for fiscal 2006, a decrease of $47,118 from $454,358 in the year ended June 30, 2005. The decrease is a result of the higher general & administrative and interest expenses incurred during fiscal 2006.

Working capital decreased by $1.40 million from $4.70 million at June 30, 2005 to $3.33 million at June 30, 2006, primarily due to capital asset acquisitions purchased with cash and new capital lease obligations for drilling equipment during the 4th quarter in anticipation of the summer drilling season.

Investing Activities

Cash outflows for the year include costs associated with the purchase of new capital assets and major capital improvements to the existing drill fleet ($1.58 million) and resource property costs ($394,565).

Financing Activities

Total long term debt and capital leases increased by $477,322 during fiscal 2006 from $1.55 million at June 30, 2005 to $2.02 million at June 30, 2006, as a result of the assumption of debts from the Forages Cabo acquisition, the land and building in Montreal and the acquisition of new equipment.

Cabo has secured a $4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets. The cost for both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. As of June 30, 2006 the Company had drawn $453,203 on the $2.50 million operating line and $590,000 on the $1.50 million demand loan.

During the year 175,800 warrants were exercised for proceeds of $70,320.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

$ Expressed in (000)'s	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	1,267	308	317	200	442
Leases (1)	846	375	455	16	-
Total Contractual Obligations	2,113	683	772	216	442

(1) Imputed Interest of $88,659 is included in lease obligations

Resource properties:
The following table outlines the mineral property agreement obligations:

By Calendar Year $ Expressed in (000's)	Further Obligations in 2007	Obligations in 2008	Obligations in 2009	Obligations in 2010
Cobalt				
Property Payments in cash	60	60	60	60
Property Payments in shares	-	-	-	-
Mineral Exploration	-	-	-	-
Electrum Lake				
Property Payments in cash	-	-	-	-
Property Payments in shares	-	-	-	-
Mineral Exploration	-	-	-	-
Hope Lake				
Property Payments in cash	-	-	-	-
Property Payments in shares	-	-	-	-
Mineral Exploration	126	-	-	-
Sudbury Properties				
Advance Royalty Payments in cash	5	5	5	5
Property Payments in shares	-	-	-	-
Mineral Exploration	-	-	-	-

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Transactions with Related Parties

$ Expressed in (000's)	Q4-06	Q3-06	Q2-06	Q1-06	Total
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	70	78	56	56	260
Seymour Sears, Vice-President - Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears	37	7	34	57	135
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	32	-	42	157	231

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2006.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

"The outlook for the drilling services industry continues to be very strong. Exploration budgets continue to increase as the demand for metals grows. This is the optimum environment for a company like Cabo. Our future continues to look bright as the need for our drilling services continues to increase."

John A. Versfelt, Chairman, President & CEO, Cabo Drilling Corp.

Changes in Accounting Policies including Initial Adoption

Stock-based compensation

Effective July 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over their vesting periods with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Shares Outstanding

At the date of this MD&A, the Company had 31,300,836 common shares, nil warrants and 2,328,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

Figure 1: Estimated Total Worldwide Nonferrous Exploration Budgets Vs Relative Metals Prices, 1996-2005



$6
$5
$4
$3
$2
$1
$0
(US$Billions)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Relative Gold and Copper Prices
96 97 98 99 00 01 02 03 04 05
Relative Gold Price
Relative Copper Price

Total budgets for late-stage exploration (including feasibility) work have exceeded grassroots exploration budgets for the second consecutive year. Prior to 2004, grassroots budgets were on average about 50% higher than late-stage budgets. However, in the current exploration cycle, with metals prices at record highs, late-stage exploration has become increasingly important, as companies push to bring projects to a production decision. – Metals Economics Group, September 2006, Press Release.

Management's Statement of Responsibility For Financial Reporting

The accompanying consolidated financial statements of Cabo Drilling Corp. have been prepared by management within the framework of Canadian generally accepted accounting principles. The financial information contained elsewhere in this report, including the Management's Discussion and Analysis ("MD&A") has been reviewed to ensure consistency with the financial statements.

Management has established a system of internal controls to meet its responsibility for reliability and accuracy of financial reporting based on the accounting principles summarized in the notes to the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility primarily through the Audit Committee and by meeting quarterly to review management's decisions, estimates and uncertainties.

The Audit Committee of the Board of Directors, composed of three independent directors, has reviewed the consolidated financial statements with management and the external auditors. The Audit Committee meets quarterly to review the consolidated financial statements and the MD&A prior to their recommendation for approval to the Board of Directors.

Morgan and Company Chartered Accountants, an independent firm of chartered accountants, has been appointed as external auditors by the shareholders. They have audited the consolidated financial statements and have had full and free access to the Audit Committee. Their report is attached herein.



John A. Versfelt
President and
Chief Executive Officer



Calvin Lucyshyn, CA
Chief Financial Officer and
Controller

Auditors' Report

To the Shareholders of
Cabo Drilling Corp.
(Formerly Cabo Mining Enterprises Corp.)


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

We have audited the consolidated balance sheets of Cabo Drilling Corp. (formerly Cabo Mining Enterprises Corp.) as at June 30, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Morgan & Company

Vancouver, Canada
September 25, 2006

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

P.O. Box 10007 Pacific Centre
Suite 1488 – 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

MEMBER OF


Consolidated Balance Sheets

AS AT JUNE 30

	2006	2005
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 1,051,298	$ 684,722
Restricted cash (Note 4)	63,531	66,875
Short term investments and marketable securities	313,029	1,273,616
Accounts receivable	5,509,249	5,011,796
Prepaid expenses	294,109	257,529
Work-in progress	118,791	724,993
Inventories	3,536,435	2,784,467
	10,886,442	10,803,998
Property, plant and equipment (Note 5)	7,837,332	7,407,911
Resource properties (Note 6)	3,500,000	4,710,237
Goodwill (Note 3)	-	86,602
	$ 22,223,774	$ 23,008,748
LIABILITIES		
Current		
Bank indebtedness (Note 4)	$ 453,203	$ -
Accounts payable and accrued liabilities	5,102,527	4,652,781
Unearned revenue	704,893	701,400
Income tax payable	77,916	38,128
Demand loan (Note 7)	590,000	189,868
Current portion of long-term debt (Note 8)	308,167	323,814
Current portion of obligation under capital lease (Note 9)	323,344	194,024
	7,560,050	6,100,015
Long-term debt (Note 8)	958,833	699,564
Obligations under capital lease (Note 9)	434,149	329,769
Future Income tax (Note 10)	475,019	648,515
	9,428,051	7,777,863
SHAREHOLDERS' EQUITY		
Share capital (Note 11)	25,974,398	25,747,451
Contributed surplus (Note 11(e))	1,540,117	1,439,760
Deficit	(14,718,792)	(11,956,326)
	12,795,723	15,230,885
	$ 22,223,774	$ 23,008,748

Approved by the Board

"John A. Versfelt", Director
John A. Versfelt

"Thomas G. Oliver", Director
Thomas G. Oliver

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Operations And Deficit

FOR THE YEAR ENDED JUNE 30

	2006	2005
Revenue	$ 28,791,178	$ 23,221,873
Direct costs	23,019,203	19,284,251
Gross profit	5,771,975	3,937,622
Expenses		
General and administrative	5,286,735	3,434,469
Stock based compensation (Note 11)	100,357	1,017,195
Amortization	1,209,422	593,803
Interest income	(11,576)	(41,170)
Interest expense	149,150	20,872
Loss on foreign exchange	15,356	39,912
Other income	(20,632)	(8,947)
	6,728,812	5,056,134
Loss before other items and income taxes	(956,837)	(1,118,512)
Other items		
Gain on disposition of assets	(28,243)	(11,750)
Write down of goodwill (Note 3)	86,602	-
Write down of property, plant and equipment (Note 5)	206,626	-
Write down of resource properties (Note 6)	1,652,438	-
Loss before income taxes	(2,874,260)	(1,106,762)
Income tax expense (recovery) (Note 10)		
Current	61,703	38,128
Future	(173,497)	(392,561)
Net loss for the year	(2,762,466)	(752,329)
Deficit, beginning of year	(11,956,326)	(11,203,997)
Deficit, end of year	$ (14,718,792)	$ (11,956,326)
Loss per share		
Basic and diluted	$ (0.09)	$ (0.03)
Weighted average number of common shares outstanding	30,976,678	28,583,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Cash Flows

FOR THE YEAR ENDED JUNE 30

	2006	2005
Cash flows from (used in) Operating Activities		
Net loss for the year	$ (2,762,466)	$ (752,329)
Items not involving cash:		
Amortization	1,209,422	593,803
Gain on disposition of assets	(28,243)	(11,750)
Stock based compensation	100,357	1,017,195
Shares issued for financing fees and claim settlement	116,000	-
Write down of assets	206,626	-
Write down of resource properties	1,652,438	-
Write down of goodwill	86,602	-
Future tax receivable from flow through shares	-	(367,000)
Future income tax	(173,496)	(25,561)
	407,240	454,358
Changes in non-cash working capital items (Note 14)	773,815	(3,115,742)
	1,181,055	(2,661,384)
Cash flows used in Investing Activities		
Mineral properties expenditures	(394,565)	(1,238,430)
Property, plant and equipment purchases	(1,575,109)	(1,633,092)
Proceeds from sale of assets	131,899	11,750
Business acquisitions	-	(1,950,344)
	(1,837,775)	(4,810,116)
Cash flows from Financing Activities		
Shares issued for cash	70,320	954,781
Share issue costs	(7,010)	-
Demand loan	400,132	(9,811)
Repayment of long term liabilities	(809,039)	(1,093,717)
Repayment of obligation under capital lease	(215,475)	(6,694)
Additional long term debt	1,052,660	672,830
Additional obligation under capital lease	75,161	58,039
	566,749	575,428
Decrease in cash and cash equivalents during the year	(89,971)	(6,896,072)
Cash and cash equivalents, beginning of year	751,597	6,905,923
Cash acquired on acquisition of subsidiaries	-	741,746
Cash and cash equivalents, end of year	$ 661,626	$ 751,597
Cash and cash equivalents is comprised of:		
Cash and cash equivalents	$ 1,051,298	$ 684,722
Restricted cash	63,531	66,875
Bank indebtedness	(453,203)	-
	$ 661,626	$ 751,597

The accompanying notes are an integral part of these consolidated financial statements.

Notes To The Consolidated Financial Statements

YEARS ENDED JUNE 30, 2006 and 2005

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo" or the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration and also explores its own resource properties. The Company changed its name from Cabo Mining Enterprises Corp. to Cabo Drilling Corp. in January 2006.

Cabo provides contract drilling services which include surface and underground coring, directional, geotechnical and geoenvironmental drilling. These operations are performed by the following subsidiaries: Heath and Sherwood Drilling Inc., the Petro Drilling group, the Stratacan group, the Advanced Drilling Group and Forages Cabo.

Cabo explores its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as resource properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof. Subject to regulatory approval, the resource properties will be sold to International Millennium Mining Corp.(Note 6(e)).

2. ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

b) Short term investments and marketable securities

Short term investments comprise of term deposits with maturity greater than ninety days.

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Work-in-progress

The Company incurs expenditures for contracts before drilling has commenced. These expenditures are considered as work-in-progress and are recorded at cost.

d) Inventories

The Company maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which, if considered usable, are valued at a percentage of cost based on management's estimate of usage.

e) Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided using the straight-line method at the following rates:

	Amortization Rate
Parking lot	8%
Buildings	5%
Computer & office equipment	30%
Software	20%
Vehicle & equipment	20%
Drilling & field equipment	15%

Amortization on additions during the year is recorded at 50% of the above annual rates. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred. Assets under capital lease are depreciated according to the intended classification after the lease expires.

2. ACCOUNTING POLICIES (continued)

f) Resource properties

The Company records its interest in resource properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The amounts shown for resource properties and deferred exploration costs ($5,152,438) have been written down to the terms of the agreement with International Millennium Mining Corp. See Note 6 for details of the transaction.

g) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Goodwill is assessed at least annually for impairment. For the year ended June 30, 2006, management has written down the value of goodwill to $nil (Note 3).

h) Financial instruments

The carrying value of financial instruments, unless otherwise disclosed separately in the consolidated financial statements, approximates their fair values. These financial instruments include cash and cash equivalents, short term investments and marketable securities, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income tax payable, demand loans and long term debt. The fair value of these financial instruments approximates their carrying values due to the short-term maturity and liquidity of these financial instruments.

i) Asset retirement obligations

Asset retirement obligations are recognized when the legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.

j) Revenue recognition

Revenues from drilling contracts are recognized on the basis of actual metres/footage drilled for each contract. Revenues from ancillary services are recorded when the services are rendered. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from contract prepayments and amounts billed for mobilization and de-mobilization are deferred to unearned revenue, and the related costs are deferred in work-in-progress.

k) Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management estimates as additional information becomes available in the future.

l) Non-monetary transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In those circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

m) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- Monetary assets and liabilities at the rate prevailing at the balance sheet date.
- Non-monetary assets and liabilities at historical rates.
- Income and expenses at the average rate in effect during the year.
- Exchange gains or losses are recorded in the consolidated statements of operations and deficit.

2. ACCOUNTING POLICIES (continued)

n) Income taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company has adopted EIC 146 - "Flow Through Shares" requiring that share capital be reduced and future income tax liability be increased by the estimated tax benefit renounced, when the expenditures are renounced.

Tax benefits of any available future tax assets may be recognized to the extent of future income tax liabilities resulting from flow-through share renouncement.

o) Loss per share

Basic loss per share has been calculated using the weighted average number of shares outstanding during the year. Since the Company has losses, diluted loss per share is not presented as the impact on the loss would be anti-dilutive.

p) Stock based compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed immediately with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

q) Variable interest entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guidelines 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities (VIE). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective July 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

3. ACQUISITION OF DRILLING COMPANIES

In October 2004, the Company purchased the remaining 60% of the issued and outstanding shares of Stratacan Inc., and Stratacan (Quebec) Inc., (together, "Stratacan") not already controlled by Cabo for cash consideration of $83,333 and the issuance of 196,000 shares of common stock at a value of $166,600.

In February 2005, the Company purchased 100% of the issued and outstanding shares of the Advanced Drilling Group of Companies for consideration of $3 million, consisting of $1.35 million cash and the issuance of 1,833,333 shares of common stock at a value of $1.65 million.

In March 2005, the Company purchased 100% of the issued and outstanding shares of Les Forages de Montreal (1988) Inc. for $750,000 consisting of cash consideration of $350,000 and the issuance of 500,000 shares of common stock at a value of $400,000. In September 2005, Les Forages de Montreal (1988) Inc, was renamed Forages Cabo.

These acquisitions were accounted for by the purchase method. The results of operations of the acquired companies are included in the consolidated statements of operations from the acquisition dates.

3. ACQUISITION OF DRILLING COMPANIES (continued)

The following table summarizes the fair value of assets acquired and liabilities assumed at the acquisition date:

Net identifiable assets acquired:	Stratacan Group	Advanced Group	Forages Cabo
Cash	$ (63,308)	$ 974,730	$ (169,675)
Other current assets	147,463	670,893	517,379
Net property, plant & equipment	321,098	2,126,865	1,344,134
Current liabilities	(118,929)	(187,740)	(429,637)
Long term liabilities	(86,602)	(531,720)	(423,509)
	$199,722	$3,053,028	$838,692
Excess of proceeds allocated to goodwill	86,602	-	-
	$286,324	$3,053,028	$ 838,692
Purchase price:			
Cash	$ 83,333	$ 1,350,000	$ 350,000
Acquisition costs	25,291	53,028	88,692
Share consideration	177,700	1,650,000	400,000
	$ 286,324	$ 3,053,028	$ 838,692

For the year ended June 30, 2005, the Company reduced property, plant and equipment by $151,897 as a result of the final confirmation of an amount due to a former shareholder of Petro Drilling (Maritimes) Limited.

During the year, the Company restructured the operations of the Stratacan Group and amalgamated its operations into Forages Cabo. As a result of this restructuring, the Company wrote off $86,602 in the carrying value of goodwill.

4. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days. The Company's restricted cash of $63,531 (2005 - $66,875) was subsequently released in July 2006 (Note 16).

The Company has an operating line of credit facility up to $2,500,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

5. PROPERTY, PLANT & EQUIPMENT

	June 30, 2006			June 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 155,946	$ -	$ 155,946	$ 155,946	$ -	$ 155,946
Parking lot	30,679	1,227	29,452	-	-	-
Buildings	820,905	57,646	763,259	748,667	19,984	728,683
Computer & office equipment	300,459	140,521	159,938	270,867	71,067	199,800
Software	90,757	60,419	30,338	324,303	32,428	291,875
Vehicle & equipment	846,469	174,166	672,303	400,774	65,981	334,793
Drilling & field equipment	6,816,141	1,292,873	5,523,268	6,025,361	416,335	5,609,026
Assets under capital lease	545,902	43,074	502,828	99,627	11,839	87,788
	$ 9,607,258	$ 1,769,926	$ 7,837,332	$ 8,025,545	$ 617,634	$ 7,407,911

Included in assets under capital lease is equipment under construction of $374,014. The Company entered into a lease agreement (Note 9) to construct these drills which were not available for use at June 30, 2006.

During the year, the Company completed an assessment of the carrying value of certain property, plant and equipment. As a result of this assessment, the company wrote down the carrying value of its software by $206,626 (2005 - nil).

6. RESOURCE PROPERTIES

	Acquisition Costs		Deferred Exploration		Total	Total
	2006	2005	2006	2005	2006	2005
Cobalt	$ 2,775,917	$ 2,708,787	$ 1,708,015	$ 1,541,044	$ 4,483,932	$ 4,249,831
Electrum Lake	94,130	66,530	201,667	135,940	295,797	202,470
Looney & Skead	96,237	60,100	73,978	49,298	170,215	109,398
Hope Lake	43,150	27,750	159,344	120,788	202,494	148,538
	$ 3,009,434	$ 2,863,167	$ 2,143,004	$ 1,847,070	$ 5,152,438	$ 4,710,237
Write down - Note 6(e)	(965,155)	-	(687,283)	-	(1,652,438)	-
	$ 2,044,279	$ 2,863,167	$ 1,455,721	$ 1,847,070	$ 3,500,000	$ 4,710,237

Exploration Expenditures	2006	2005
Accommodation and travel	$ 30,776	$ 105,319
Annual rental fees	-	7,235
Assays and sample preparation	13,088	40,970
Drilling	55,505	355,866
Project management and geologists	168,489	329,257
Reports and maps	5,186	10,978
Rental and storage	22,890	13,139
Equipment	-	39,642
	$ 295,934	$ 902,406
Deferred exploration, beginning of year	1,847,070	944,664
Write down - Note 6(e)	(687,283)	-
Deferred exploration, end of year	$ 1,455,721	$ 1,847,070

Mineral property interests and property expenditures are as follows:

a) Cobalt properties - Cobalt, Ontario

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Cobalt Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario ("Cobalt Property") by paying $300,000 (paid) and issuing 400,000 common shares (issued).

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) net smelter returns ("NSR") royalty reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included by various amendments) and sixteen (16) claims under the Prairie C Option Agreement.
The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating thirty-six monthly option payments of $6,000 per month (total $216,000), all future increasing monthly option payments, all three year anniversary payments including $50,000 and $75,000 due on April 1, 2007, and all future increasing anniversary payments.

6. RESOURCE PROPERTIES (continued)

a) Cobalt properties – Cobalt, Ontario (continued)

The consideration of 410,000 shares has been issued and the cash payments amounting to $225,000 have been made.

The Company has also staked a number of additional claims in the Cobalt Property area.

	2006	2005
Consideration paid to date	$ 2,775,917	$ 2,708,787

b) Electrum Lake property – Kenora, Ontario

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake ("Electrum Lake Property") by paying $30,000 (paid) and issuing 100,000 common shares (issued).

Under the terms of the Electrum Agreement, the Company must also incur expenditures totalling $200,000 for exploration or development work on the property, by the following dates:

- $35,000 of expenditures on or before October 28, 2004 (incurred);
- A further $50,000 of expenditures on or before October 28, 2005 (incurred); and
- A further $115,000 of expenditures on or before October 28, 2006 (incurred).

These claims are subject to a 2% net smelter returns ("NSR") royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	2006	2005
Consideration paid to date	$ 94,130	$ 66,530

c) Sudbury, Ontario properties

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury ("Loney Property") by paying $12,010 (paid) and issuing 48,000 common shares (issued).

These claims are subject to a 2% net smelter returns ("NSR") royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

Pursuant to an Option to Purchase Agreement ("Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury ("Skead Property") by paying $8,000 (paid) and issuing 60,000 common shares (issued).

These claims are subject to a 2% net smelter returns ("NSR") royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until commercial production commences.

	2006	2005
Consideration paid to date	$ 96,237	$ 60,100

6. **RESOURCE PROPERTIES** (continued)

d) Hope Lake property – Kenora, Ontario

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora ("Hope Lake Property") by paying $22,000 (paid) and issuing 30,000 common shares (issued).

Under the terms of the Hope Agreement, the Company must also incur expenses totalling $285,000 for exploration or development work on the property, subject to the following:
- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007 ($24,344 incurred).

These claims are subject to a 2% net smelter returns ("NSR") royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

		2006		2005
Consideration paid to date	$	43,150	$	27,750

e) Sale of mineral properties

During the year, the Board of Directors and the Shareholders of Cabo Drilling Corp. and International Millennium Mining Corp. ("IMMC") have approved the sale of the Company's resource properties to IMMC. The deemed value of the IMMC units of $3,500,000 will result in a write down of $1,652,438 (2005 – nil). The terms of the IMMC agreement are described below.

Pursuant to the transaction, and subject to certain conditions specified below, the Company will transfer all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consists of one (1) IMMC common share and one-third (1/3) of a warrant. Each full warrant entitles the holder to purchase one (1) share ("Units") in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two (2) years following the date of issue. The Company will subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one (1) IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The transaction is subject to the following conditions:
i) IMMC completes a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the resource properties;
ii) IMMC acquires a TSX Venture Exchange listing; and
iii) The TSX Venture Exchange accepts the Company's sale of the resource properties to IMMC.

The transaction will only close upon satisfaction of the above conditions.

7. **DEMAND LOAN FACILITIES**

The Company's credit facilities are as follows:		2006		2005
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	$	590,000	$	-
Demand loan facility of $200,000 bearing interest at prime plus 2.75% secured by certain accounts receivable and inventories.		-		171,030
Demand loan facility of $250,000 bearing interest at prime plus 1.5% secured by certain accounts receivable, inventory and equipment.		-		18,838
	$	590,000	$	189,868

8. LONG TERM DEBT

	2006	2005
Term loan bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	$ 941,855	$ -
Term loans bearing interest at blended rates ranging from prime plus 0.75% to prime plus 2.00%, payable in monthly instalments ranging from $835 to $4,450 secured by a general security agreement over certain assets of the Company, maturing from 2007 to 2011.	-	468,400
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $6,056 secured by certain equipment, maturing from 2007 to 2008.	325,145	554,978
	1,267,000	1,023,378
Less: current portion	(308,167)	(323,814)
	$ 958,833	$ 699,564

The required annual principal repayments on long term debt are as follows:

1 - 12 months	$ 308,167
13 - 24 months	217,018
25 - 36 months	100,020
37 - 48 months	100,020
49 - 60 months	100,020
Thereafter	441,755
	$ 1,267,000

9. CAPITAL LEASE OBLIGATIONS

	2006	2005
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2006 and 2010.	$ 383,479	$ 523,793
Capital lease, bearing interest at 7.80%, payable in monthly instalments $10,517 secured by certain equipment, maturing in 2009.	374,014	-
	$ 757,493	$ 523,793
Less: current portion	(323,344)	(194,024)
	$ 434,149	$ 329,769

The required future lease payments are as follows:

1 - 12 months	$ 374,935
13 - 24 months	297,833
25 - 36 months	157,114
37 - 48 months	16,270
	$ 846,152
Less: imputed interest	(88,659)
Principal payments	$ 757,493

10. INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

	2006	2005
Loss for the year before income tax expense	$ 2,874,260	$ 1,106,762
Statutory tax rate	36.1%	35.1%
Expected income tax recovery	(1,036,613)	(392,613)
Future tax benefit renounced	-	(367,000)
Non-deductible difference	58,740	371,675
Property, plant and equipment	161,642	60,029
Assets write downs	692,657	-
Share issue costs	(83,824)	(83,824)
Unrecognized tax losses	319,192	766,166
Income tax provision	$ 111,794	$ 354,433
Tax loss carry forward	$ 1,398,699	$1,239,064
Property, plant and equipment	(743,183)	(679,251)
Share issue costs	202,125	285,949
Mineral properties	183,913	56,998
	1,041,554	902,760
Valuation allowance	(1,516,573)	(1,551,275)
Future income tax liability	$ (475,019)	$ (648,515)

The Company has available tax losses of $3,973,412 (2005 - $3,235,432) that may be offset against future taxable Canadian income. These losses expire as follows:

2007	$ 350,896
2008	462,134
2009	292,538
2010	403,963
2014	957,710
2015	497,905
2016	1,008,266
	$ 3,973,412

11. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

11. SHARE CAPITAL (continued)

b) Issued

	June 30, 2006		June 30, 2005	
	Shares	Amount	Shares	Amount
Balance, beginning of year	$ 30,800,301	$ 25,747,451	$ 26,353,625	$ 22,493,050
For property	100,093	47,637	557,343	450,020
Private placements	-	-	1,250,000	1,000,000
Exercise of warrants	175,800	70,320	110,000	66,000
For acquisitions	-	-	2,529,333	2,216,600
For financing fees	102,000	51,000	-	-
For settlement of claim (Note 16)	122,642	65,000	-	-
Flow through benefit renounced	-		-	(367,000)
Share issue costs	-	(7,010)	-	(111,219)
Balance, end of year	$ 31,300,836	$ 25,974,398	$ 30,800,301	$ 25,747,451

c) Outstanding options

At June 30, 2006, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
995,000	$0.80	October 18, 2007
50,000	$0.80	October 18, 2009
235,000	$0.80	May 18, 2008
275,000	$0.50 - $1.00	January 22, 2009
175,000	$0.80	January 22, 2011
2,328,000		

All options are currently exercisable. On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 from an exercise price of $0.92 to an exercise price of $0.80 per share.

A summary of the changes in stock options for the year ended June 30, 2005 and 2006 is presented below:

	Number of Shares	Price	Expiry
Balance, July 1, 2004	598,000	0.75	June 17, 2007
Options granted	1,249,000	0.80	October 18, 2007
Options expired or cancelled	(174,000)	0.80	October 18, 2007
Options granted	200,000	0.80	October 18, 2009
Options granted	385,000	0.80	May 18, 2008
Balance, June 30,2005	2,258,000		
Options granted	91,666	0.50	January 22, 2009
Options granted	91,667	0.75	January 22, 2009
Options granted	175,000	0.80	January 22, 2011
Options granted	91,667	1.00	January 22, 2009
Options expired or cancelled	(380,000)		Various
Balance, June 30, 2006	2,328,000		

11. SHARE CAPITAL (continued)

c) Outstanding options (continued)

The weighted average fair value of the 450,000 (2005 - 1,834,000) options granted during the year was estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions:

Dividend rate (2005: 0%)	0%
Risk free rate (2005: 3.5%)	3.83 – 3.95%
Expected life (years) (2005: 1.5)	1.5
Expected volatility (2005: 101%)	94%

The weighted average fair value per share granted was $0.22 (2005 - $0.61). Compensation expense of $100,357 (2005 - $1,017,195) for the year ended June 30, 2006 was charged to the consolidated statements of operations and credited to contributed surplus.

d) Share purchase warrants

There were no outstanding share purchase warrants outstanding as of June 30, 2006.

e) Contributed surplus

	2006	2005
Balance, beginning of year	$ 1,439,760	$ 422,565
Compensation attributed to stock options granted during the year	100,357	1,017,195
Balance, end of year	$ 1,540,117	$ 1,439,760

12. RELATED PARTY TRANSACTIONS

	2006	2005
Deferred exploration and staking activities charged by a company controlled by an officer.	$ 135,730	$ 281,204
Amount due to company at June 30.	52,300	28,109
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director.	260,311	219,689
Amount due to company at June 30.	16,667	16,375
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	231,489	217,506
Service contracted from a company with a common director.	-	20,000
Management and financial consulting activities charged by a company controlled by a former officer.	-	56,250
Management, legal and regulatory services billed by a company controlled by an officer.	-	40,850

Included in short-term investments and marketable securities is an investment of $18,000 (2005 – nil) by the Company in a company with a common officer.

The amount due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The Company has two reportable business segments: drilling and resource properties. Resource properties are disclosed separately in Note 6. The Company operates primarily in North America. The drilling segment is as follows:

	2006	2005
Revenues	$ 28,791,178	$ 23,221,873
Direct costs	23,019,203	19,284,251
Gross profit	$ 5,771,975	$ 3,937,622
General & administrative	3,754,412	2,516,996
Amortization	1,113,140	546,970
Interest expense	261,360	-
Gain on disposal of property, plant and equipment	(27,244)	-
Other income	(5,276)	(65,243)
Drilling income before income taxes	$ 675,583	$ 938,899

14. SUPPLEMENTARY CASH FLOW INFORMATION

	2006	2005
Interest paid	$ 62,987	$ 20,872
Income taxes paid	$ 26,722	$ -

For the year ended June 30, 2005, the Company issued 2,529,333 shares for acquisition of subsidiaries at a value of $2,216,600. During the year ended June 30, 2006, the Company issued 100,093 shares (2005 - 557,343 shares) for property at a value of $47,637 (2005 - $450,020).

Changes in non-cash working capital items:	2006	2005
Invested in short-term investments and marketable securities	$ 960,587	$ (1,263,841)
Accounts receivable	(497,453)	(1,394,391)
Prepaid expenses	(36,580)	(134,456)
Inventories and work in progress	(145,766)	(1,246,504)
Accounts payable and accrued liabilities	449,746	381,081
Unearned revenue	3,493	587,400
Income tax payable	39,788	(45,031)
	$ 773,815	$ (3,115,742)

15. COMPARATIVE FIGURES

Certain prior year's comparative numbers have been reclassified to conform to current year's financial statement presentation.

16. CONTINGENCIES

During the year, the Company settled a claim of $65,000 made against the Company for fees not paid to a former consultant by issuing 122,642 shares. At June 30, 2006, $63,531 (2005 - $66,875) cash was held in trust and has been released subsequently.

Corporate Information

Directors: John A. Versfelt, *Chairman of the Board*
J. Terry Aimone
Greg A. Gerrie
Frank J. Nolan
Thomas G. Oliver
Robin J. Preston



Officers: John A. Versfelt, *President & CEO*
Calvin B. Lucyshyn, *Controller / CFO*
Mindi B. Cofman, *Corporate Secretary*


CABO

Transfer Agent: Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC, Canada V6C 3B9



Auditor: Morgan & Company,
Chartered Accountants
1488 - 700 West Georgia Street
Vancouver, BC, Canada V7Y 1A1

Head Office: 3rd Floor, 120 Lonsdale Avenue,
North Vancouver, BC, Canada V7M 2E8

TSX-V Listing: CBE
OTC Listing: CBEEF.PK

Annual & Special General Meeting:
The Annual Meeting of the Shareholders of Cabo Drilling Corp. will be held at:
Lonsdale Quay Hotel
123 Carrie Cates Court
North Vancouver, BC
December 11, 2006 at 10:00am

General Inquiries: Phone: 604.984.8894
Fax: 604.983.8056
www.cabo.ca
info@cabo.ca

Investor Relations: ir@cabo.ca

This annual report contains forward-looking statements with respect to Cabo Drilling Corp. ("Cabo"). Some of these statements include words to indicate that management 'intends', 'expects', or 'believes' that an outcome will occur. All estimates and statements about Cabo's vision, objectives, strategies and future performance are forward-looking. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include but are not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes, commodity price levels and differentials, changes in general economic conditions and other business transactions timing.

Design and Production: Tim van Gorp / Vision Advertising & Design — Printed in Canada

Cabo Drilling Corp.

3rd Floor, 120 Lonsdale Avenue
orth Vancouver, British Columbia, Canada V7M 2T

Phone: 604. 984.8894
Fax: 604.983.8056
www.cabo.ca
info@cabo.ca

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

November 27, 2006

Item 3 **News Release**

A news release dated November 27, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces record 1st quarter results.

Item 5 **Full Description of Material Change**

See attached news release dated November 27, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 27th day of November, 2006.



For Immediate Release: November 27, 2006

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

Cabo Announces Record 1ST Quarter Results

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its fiscal year 2007 first quarter ended September 30, 2006.

1st QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	Q1 – 07 Sept. 30	Q1 - 06 Sept. 30	FY 2006 June 30
Revenue	10,498	8,819	28,791
Net Earnings (Loss) Before Interest, Taxes, Amortization, Stock Based Compensation and Other Items (EBITDA)	1,194	469	530
Net Earnings (Loss) After Taxes	423	117	(2,762)
Earnings (Loss) per Share ($) Basic Before Interest, Taxes, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.04	0.02	0.02
Earnings (Loss) per Share ($) Basic	0.01	0.00	(0.09)
Cash from Operations*	863	336	407
Gross Margin %	23.6%	17.0%	20.0%
Working Capital (deficiency)	3,503	4,576	3,326

*before changes in non-cash working capital items

The Company reports:

- Its highest quarterly revenue of $10.50 million in the 1ST quarter of FY2007, a 19.5% increase over revenue of $8.82 million in the 1st quarter of FY2006.
- Net 1st quarter FY2007 earnings before interest, taxes, amortization, stock based compensation and other items of $1.19 million compared to 1st quarter FY2006 earnings before interest, tax, amortization, stock based compensation and other items of $469,455.
- Net earnings after taxes for the 1st quarter of FY2007 of $422,553 compared to 1st quarter FY2006 net earnings after taxes of $116,545, resulting in 1st quarter FY2007 net earnings after taxes of $0.01 per share compared to FY2006 1st quarter earnings of $0.00 per share.
- Gross margin percentage for the 1st quarter FY2007 was 23.6% compared with a gross margin of 17.0% in the FY2006 1st quarter.
- Cash from operations, before changes in non-cash working capital items, was $862,786 for the 1st quarter FY2007 compared to 1st quarter FY2006 cash from operations of $336,164.
- A current asset balance of $11.78 million and working capital of $3.50 million.
- Total assets of $23.25 million and total liabilities of $10.04 million.

"Cabo began fiscal year 2007 with its highest quarterly revenues to date," said Mr. John A. Versfelt, Chairman, President & CEO of Cabo Drilling Corp. "The Company achieved first quarter revenues of $10.50 million, an increase of $1.68 million or 19.5% compared to fiscal year 2006 first quarter revenues of $8.82 million. Additionally, Cabo reported a pre-tax income of $703,334 in the first quarter of fiscal 2007, compared to a pre-tax income of $168,161 for the same period in fiscal 2006. This represents a 318% increase from the first quarter in fiscal 2006 and the highest quarterly earnings before taxes in Cabo's history."

"Gross margins for the first quarter increased 35% to 23.6% in fiscal 2007, compared to 17.0% in the first quarter of fiscal 2006," stated Mr. Versfelt. "The improved margins are a result of increased pricing, improved cost rationalization and benefits of longer term contracts. The Company anticipates that margins throughout fiscal 2007 will be in the 23-25% range, due to longer term projects, continual efforts to improve utilization and efficiency, and increasing both technological and technical expertise across all divisions."

"Quarter to quarter the Company's current and total assets, less liabilities and working capital, remained relatively strong. Net earnings after taxes per share of $0.01 improved compared to $0.00 earnings for the first quarter of fiscal 2006," said Mr. Versfelt. "Net income after taxes increased 262% or $306,014 to $422,553 in the first quarter of fiscal 2007 compared to the $116,545 earned during the same period in fiscal 2006."

"Heading into the 2nd and 3rd quarters it is expected that Cabo will likely experience reduced revenues as the Company's operations follow seasonal patterns," said Mr. Versfelt. "Past experience shows that business in December through January slows down due to the holiday season and more difficult weather conditions. However, Cabo is in a better position this year with more underground drilling contracts that are impacted less by the holiday season and the weather conditions."

"Exploration budgets for all commodities have increased, with Latin America and Canada continuing to be the preferential locations. We are focusing our expansion efforts in Canada, U.S.A. and Spanish speaking countries – where increased demand will lead to improved pricing in countries with favourable drilling environments," said Mr. Versfelt.

First quarter ended September 30, 2006

Cabo recorded its highest ever quarterly revenue in the first quarter of fiscal 2007, a 19.5% increase to $10.50 million compared to $8.82 million in the first quarter of fiscal 2006, a $1.68 million increase. Revenue from surface drilling increased to $7.96 million in the first quarter of fiscal 2007 from $5.97 million in the first quarter of fiscal 2006, a 33% increase, primarily from the Advanced Drilling Group and Petro Drilling Company divisions. Additionally, the Company has expanded operations into Mexico where it recorded revenues of $250,334 during first quarter of fiscal 2007.

In the first quarter of fiscal 2007, contract core drilling services represented 98% of revenues and geotechnical and geo-environmental drilling services represented 2%. Surface drilling revenues increased $2.00 million to $7.96 million in the first quarter of fiscal 2007 from $5.97 million in the first quarter of fiscal 2006, while underground drilling decreased 9% or $237,456 to $2.28 million in the first quarter of fiscal 2007 compared to $2.52 million in the same period in fiscal 2006. Geotechnical/geo-environmental drilling decreased 23% during the first quarter of fiscal 2007, primarily due to an extended slow down during August and September not experienced in fiscal 2006.

The overall gross margin for the first quarter of fiscal 2007 was 23.6% compared to 17.0% in the first quarter of fiscal 2006. Gross margin improved throughout the quarter as a result of higher productivity, implementation of new policies and procedures and improved project management, as well as better revenues per contract. Forages Cabo's gross margin decreased due to project delays in the first quarter of fiscal 2007.

The Company recorded EBITDA (earnings before interest, taxes, amortization, stock-based compensation and other items such as write-downs of the resource properties, software costs and goodwill) of $1.19 million in the first quarter of fiscal 2007, a substantial increase from $469,455 in the first quarter of fiscal 2006.

General and administrative ("G&A") costs were $1.27 million in the first quarter of fiscal 2007 compared to $1.07 million in the first quarter of fiscal 2006. The increase can be attributed to a $122,500 allowance for doubtful accounts and slightly higher wages during the first quarter of fiscal 2007, when compared to the first quarter of fiscal 2006. G&A costs decreased in the first quarter of fiscal 2007 from $1.45 million in the fourth quarter of fiscal 2006 due to non-recurring charges in the fourth quarter of fiscal 2006.

Amortization expense increased $17,626 from $277,858 in the first quarter of fiscal 2006 to $295,484 in the first quarter fiscal 2007.

Net income increased 262% or $306,014 to $422,553 in the first quarter of fiscal 2007 from $116,545 earned during the same period in fiscal 2006.

The Company's current cash (marketable securities and cash equivalents) position at September 30, 2006, is $285,998 compared to $1.43 million at June 30, 2006. The decrease in cash is due to the timing differences on collection of receivables. Cabo collects the accounts receivable in sixty days while disbursing payroll costs on a current bi-monthly basis creating a timing difference as evident in the higher accounts receivable balance at September 30, 2006, compared to the accounts receivable balance at June 30,.2006.

Cash flow from operations (before changes in non-cash operating working capital items) was $862,792 during the first quarter of fiscal 2007, an increase of $526,628 from $ 336,614 in the first quarter of fiscal 2006.

Working capital increased by $176,507 from $3.33 million at June 30, 2006 to $3.50 million at September 30, 2007. The increase is due to higher activity levels partially offset by capital assets purchased with cash.

Mineral exploration expenses and mineral property expenditures for the first quarter of fiscal 2007 were $129,597 compared to $206,330 in the first quarter of fiscal 2006.

Cabo has positioned itself to capture an increase in revenues and improve its gross margin as the demand for exploration drilling services increases. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers and by identifying favourable geographical locations in which to expand its drilling services business.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc. of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

November 23, 2006

Item 3 News Release

A news release dated November 23, 2006 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces a $3,000,000 non-brokered & brokered private placement.

Item 5 Full Description of Material Change

See attached news release dated November 23, 2006.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 23rd day of November, 2006.

#12g3-2(b) No. 82-1401



For Immediate Release: November 23, 2006

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES $3,000,000 NON-BROKERED & BROKERED PRIVATE PLACEMENT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it is carrying out a non-brokered private placement of up to 6,400,000 units at $0.375 per unit to raise gross proceeds of $2,400,000 and a brokered private placement of up to 1,600,000 units at $0.375 per unit to raise gross proceeds of $600,000. Each unit will consist of one common share of the Company and one warrant, each warrant entitling the holder thereof to acquire one additional share of the Company at a price of $0.50 for a period of two years from the date of issuance of the units; provided however that should the closing price of the Company's shares on the Exchange be at least CDN$0.60 per share for 20 consecutive trading days (at any time at or following the expiry of the four month resale restriction period), Cabo may, by notice to the Subscriber reduce the remaining exercise period applicable to the warrants to not less than 20 trading days from the date of such notice. The Company expects to pay finder's fees or commissions on some or all of the private placements, payable in cash or securities, in accordance with the policies of the TSX Venture Exchange. The non-brokered and brokered placements are subject to acceptance by the TSX Venture Exchange.

The Company will use the net proceeds from the offerings for establishing drilling operations in Panama; up to $1,200,000 to invest in a private placement of International Millennium Mining Corp. ("IMMC") (a reporting issuer seeking a listing on the TSX Venture Exchange); and the balance for general working capital purposes. If the Company participants up to the full amount in the IMMC non-brokered private placement the Company would receive 3,428,571 units in IMMC at a price of $0.35 per unit. Each unit will consist of one common share of IMMC and one full warrant exercisable at $0.40 for two years from the date of issue.

PanAmerica Capital Group, a significant subscriber in the Cabo non-brokered private placement, is the largest non-bank affiliated brokerage firm in Panama and the region. PanAmerica has invested over US$220 million over the last five years in mining related equities.

Raymond James Ltd. will be acting as agent for the brokered private placement set out above.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc. of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

October 19, 2006

Item 3 **News Release**

A news release dated October 19, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces the signing of a contract to drill for GLR Resources Inc. and Uranium City Resources Inc.

Item 5 **Full Description of Material Change**

See attached news release dated October 19, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 18th day of October, 2006.

#12g3-2(b) No. 82-1401



For Immediate Release: October 18, 2006

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO DIVISION CONTINUES TO DRILL FOR GLR RESOURCES INC. AND URANIUM CITY RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded a contract to drill NQ diameter core near Uranium City, Saskatchewan for Uranium City Resources Inc. and GLR Resources Inc.

The drilling project, which commenced in July, 2006, will continue into 2007 and will total a minimum of 6,000 meters of drilling NQ diameter core. The aim of the drill campaign is to conduct further exploration at GLR Resources' Golden Pond and Frontier gold occurrences, and their Athona Gold Deposit. The goal of the Uranium City Resources' portion of the drill campaign is to expand Uranium City's historic uranium resource. Heath & Sherwood has allocated one JKS Boyles BBS-37A diamond drill for the project.

Uranium City, in north-western Saskatchewan, Canada, is located on the northern shores of Lake Athabasca near the border of the Northwest Territories. The province of Saskatchewan is an outstanding target market for Cabo with $206 million in mineral exploration expenditures forecasted, by the Government of Saskatchewan, for 2006 alone. Saskatchewan is ranked as one of the most productive mining provinces in the country and is the world's largest uranium producer – with about 30% of the world's uranium production coming from the province's Athabasca Basin. The Company has focused its marketing efforts within this region of Saskatchewan and is establishing its presence as a dependable driller in and around the basin. Drilling for companies such as GLR Resources Inc. and Titan Uranium in the Athabasca Basin has allowed Cabo Drilling to meet its goal of establishing a reliable base of operations in the region.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Ms. Sheri Barton, Investor Relations, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended September 30, 2006

Forward Looking Information

This Management Discussion and Analysis ("MD&A") is prepared as of November 24, 2006, and should be read in conjunction with the audited consolidated financial statements for the quarter ended September 30, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA"(earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical and geoenvironmental and geothermal drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

The Company also owns mineral properties in four areas of Ontario and has maintained all of its properties through September 30, 2006. In fiscal 2006, the Company announced the sale of the resource properties to International Millennium Mining Corp. ("IMMC").

Industry Overview

The mineral drilling industry relies on demand for precious, base and strategic metals. Mineral exploration budgets in the industry have increased for the fourth consecutive year and the Metals Economics Group is projecting worldwide exploration budgets to reach $7.1 billion, a 45% increase from 2005 expenditures of $5.1 billion. Exploration budgets for all commodities have increased, with Latin America and Canada continuing to be the preferential locations. Budgets for all minerals have increased with budgets for base metals, uranium, and precious stones increasing at a higher rate than gold in 2006.

Highlights and Overall Performance

Cabo recorded its highest ever quarterly revenue in the first quarter of fiscal 2007, a 19.5% increase to $10.50 million compared to $8.82 million in the first quarter of fiscal 2006, a $1.68 million increase. Revenue from surface drilling increased to $7.96 million in the first quarter of fiscal 2007 from $5.97 million in the first quarter of fiscal 2006, a 33% increase, primarily from the Advanced Drilling Group and Petro Drilling Company divisions. Additionally, the Company has expanded operations into Mexico where it recorded revenues of $250,334 during first quarter of fiscal 2007.

Gross margins for the first quarter increased 35% to 23.6% in fiscal 2007, compared to 17.0% in the first quarter of fiscal 2006. The improved margins are a result of increased pricing, improved cost rationalization and benefits of longer term contracts. The Company anticipates that margins throughout fiscal 2007 will be in the 23-25% range, due to longer term projects, continual efforts to improve utilization and efficiency, and increasing both technological and technical expertise across all divisions.

Cabo reported a pre-tax income of $703,335 in the first quarter of fiscal 2007, compared to a pre-tax income of $168,161 for the same period in fiscal 2006. This represents a 318% increase from the first quarter in fiscal 2006 and the highest quarterly earnings before taxes in Cabo's history.

Net income increased 262% or $306,014 to $422,553 in the first quarter of fiscal 2007 from $116,545 earned during the same period in fiscal 2006.

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items such as write-downs of the resource properties, software costs and goodwill) of $1.19 million in the first quarter if fiscal 2007 a substantial increase from $469,455 in the first quarter of fiscal 2006.

Working capital has increased $176,507 from $3.33 million at June 30, 2006 to $3.50 million at September 30, 2006. Capital assets acquired with cash limited the increase in working capital during the quarter.

Sale of Mineral Properties

The Company's shareholders approved the sale of its mineral properties (the "Properties") at an Annual General and Special meeting held January 23, 2006 subject to conditions listed in the following paragraph:

Pursuant to the transaction and subject to certain conditions specified below, the Company proposes to transfer all of its Properties to International Millennium Mining Corp.("IMMC") in exchange for 10,000,000 units of, IMMC each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant. Each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its Shareholders on a ratio of one IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. A four month hold period from the date of issuance will apply to the IMMC shares redistributed to the Shareholders. The net effect will be that Shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The effect of this Transaction is to dispose of the Properties in a manner which will allow the Shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and, allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

The transaction is subject to a number of conditions including:

(i) IMMC completing a private placement financing of no less than $2.50 million of which no less than $1.00 million would be expended on the Properties;

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals as well as precious stones. Any one of these categories can, by themselves, cause the drilling services industry to reach capacity. With the low levels of exploration over the past number of years and the demand from Asia increasing for most metals, supply is expected to fall short of demand. This should increase the need for all drilling services in the mineral exploration and mining industry.

Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies and by:

1. Improving utilization of existing rigs;
2. Modernizing and standardizing the drill fleet;
3. Sharing of technology and expertise;
4. Actively working to enhance the Company's human capital;
5. Expanding effective capacity;
6. Building and maintaining a highly cost effective organization;
7. Aggressively promoting and marketing Cabo's services.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is exploiting its competitive advantage in specialized drilling such as, geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility. The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Exploration Activities

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The amounts recorded on the balance sheet as Mineral Properties represent the acquisition and exploration expenditures and should not be taken to represent realizable value. There are no known reserves of ore on the Company's properties and the proposed work programs thereon are exploratory in nature.
The Company relies solely on capital markets to fund its exploration activities. A potential downturn in the demand for minerals and metals and in the financial markets would negatively impact the ability of the Company to continue to obtain finances and carry out its exploration activities.

Interest expense on short and long term debt increased to $65,414 in the first quarter of fiscal 2007 from $59,544 in the fourth quarter of fiscal 2006 and from $23,436 in the first quarter of fiscal 2006. The increase is primarily due to the increased demand and operating loans from HSBC, debt assumed as a result of the purchase of Forages Cabo Inc. and for the land and building acquired.

The current income tax provision for the first quarter of fiscal 2007 has increased to $287,811 from $66,855 in the first quarter of fiscal 2006 due to larger profits in the Petro Drilling and Advanced Drilling divisions.

The Company recorded an after tax income of $ 422,553 in first quarter of fiscal 2006 compared to $116,545 in first quarter of fiscal 2006, primarily due to increased drilling services activity.

Liquidity and Capital Resources

The Company's current cash (marketable securities and cash equivalents) position at September 30, 2006, is $285,998 compared to $1.43 million at June 30, 2006. The decrease in cash is due to the timing differences on collection of receivables. Cabo collects the accounts receivable in sixty days while disbursing payroll costs on a current bi-monthly basis creating a timing difference as evident in the higher accounts receivable balance at September 30, 2006, compared to the accounts receivable balance at June 30, 2006.

Short term investments and marketable securities decreased $85,761 from $313,029 at June 30, 2006 to $227,268 at September 30, 2006. The decrease can be attributed to the redemption of a GIC for $55,761 and a write down of marketable securities of $30,000. At September 30, 2006, the balance of $227,268 consists of shares in Canadian public corporations.

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $862,792 during the first quarter of fiscal 2007, an increase of $526,628 from $336,614 in the first quarter of fiscal 2006.

Working capital increased by $176,507 from $3.33 million at June 30, 2005 to $3.50 million at September 30, 2006. The increase is due to higher activity levels partially offset by capital assets purchased with cash.

Investing Activities

Cash outflows for the quarter include costs associated with the purchase of new capital assets and major capital improvements to the existing drill fleet ($434,833) and resource property costs ($129,597).

Financing Activities

Total long term debt and capital leases decreased by $128,506 during the first quarter of fiscal 2007 from $2.02 million at June 30, 2005 to $1.90 million at September 30, 2006. During the first quarter of fiscal 2007, Cabo entered into finance contracts for new equipment of $51,870 while making principle payments of $180,377.

Cabo has secured a $ 4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.50 million demand loan. The demand loan is secured by a general security agreement charge over Company assets. The cost for both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. As of September 30, 2006 the Company had drawn $824,918 on the $2.50 million operating line and $560,000 on the $1.50 million demand loan.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

Expressed in thousands $ (000's)	Payments Due by Period				
	Total	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt	1,238	310	312	200	416
Leases (1)	695	326	365	4	
Total Contractual Obligations	1,933	636	677	204	416

(1) Imputed Interest of $75,422 is included in lease obligations

Transactions with Related Parties

Expressed in thousands (000's)	**Q1-07**	**Q4-06**	**Q3-06**	**Q2-06**
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	50	70	78	56
Seymour Sears, Vice-President - Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears	37	37	7	34
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	110	32	-	42

Resource Properties

Mineral exploration expenses and mineral property expenditures for the first quarter of fiscal 2007 were $129,597 compared to $206,330 in the first quarter of fiscal 2006.

Summary of Mineral Exploration Expenditures

Expressed in thousands (000's)	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06		2007 To Date
Cobalt							
Property Payments in cash	16	15	16	8	28		1,121
Property Payments in shares	-		-	-	-		1,671
Mineral Exploration	109	78	-	8	80		1,817
Electrum Lake							
Property Payments in cash	-	-	-	16	-		33
Property Payments in shares	-	-	-	12	-		61
Mineral Exploration	2	1	1	11	53		204
Hope Lake							
Property Payments in cash	-	10	-	-	-		25
Property Payments in shares	-	-	5	-	-		18
Mineral Exploration	-	-	2	10	26		159
Sudbury Properties							
Property Payments in cash	2	3	3	-	-		20
Property Payments in shares	-	-	22	-	8		78
Mineral Exploration	-	-		14	12		74
Total							
Property Payments in cash	18	28	19	24	28		1,199
Property Payments in shares	-	-	27	12	8		1,828
Mineral Exploration	111	79	3	43	171		2,254

The Company reduced the resource properties by $1.65 million in fiscal 2006 and $129,597 in the first quarter of fiscal 2007 to $3.50 million (this reduction has not been reflected in the table above).

Refer to the Management Discussion and Analysis dated October 23, 2006 for current information on these properties as the discussion included remains current.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2006.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Changes in Accounting Policies including Initial Adoption

Stock-based compensation

Effective July 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over their vesting periods with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Variable interest entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guidelines 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities (VIE). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective July 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Shares Outstanding

At the date of this MD&A, the Company had 31,300,836 common shares, nil warrants and 2,328,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited

For the three months ended September 30	2006	2005
Revenue	**$ 10,498,472**	$ 8,818,999
Direct costs	**8,023,249**	7,316,798
Gross profit	**2,475,223**	1,502,201
Expenses		
General and administrative	**1,265,978**	1,067,234
Amortization	**295,484**	277,858
Interest income	**(1,543)**	(5,235)
Interest expense	**65,414**	23,436
Loss on foreign exchange	**1,986**	-
Other (income) expense	**(7,209)**	13,747
	1,620,110	1,377,040
Income before other items and income taxes	**855,113**	125,161
Other items		
Gain on disposition of assets	**(7,818)**	(43,000)
Write down of marketable securities	**30,000**	-
Write down of resource properties (Note 5)	**129,597**	-
Income before income taxes	**703,334**	168,161
Income tax expense (recovery)		
Current	**287,811**	66,855
Future	**(7,030)**	(15,239)
Net income for the period	**422,553**	116,545
Deficit, beginning of period	**(14,718,792)**	(11,956,326)
Deficit, end of period	**$(14,296,239)**	$(11,839,781)
Earnings per share (Note 2)		
Basic earnings per share	**$0.01**	$0.00
Weighted average number of common shares outstanding	**31,300,836**	30,813,822

The accompanying notes are an integral part of these consolidated financial statements.

5. RESOURCE PROPERTIES (continued)

Exploration Expenditures	Quarter ended September 30 2006	Year ended June 30 2006
Accommodation and travel	$ 972	$ 30,776
Annual rental fees	-	-
Assays and sample preparation	2,275	13,088
Drilling	96,313	55,505
Project management and geologists	7,355	168,489
Reports and maps	420	5,186
Rental and storage	4,367	22,890
	$ 111,702	$ 295,934
Deferred exploration, beginning of period	1,455,721	1,847,070
Write down – Note 5(e)	(111,702)	(687,283)
Deferred exploration, end of period	$1,455,721	$1,455,721

Mineral property interests and property expenditures are as follows:

a) Cobalt properties – Cobalt, Ontario

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Cobalt Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario ("Cobalt Property") by paying $300,000 (paid) and issuing 400,000 common shares (issued).

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) net smelter returns ("NSR") royalty reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included by various amendments) and sixteen (16) claims under the Prairie C Option Agreement. The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating thirty-six monthly option payments of $6,000 per month (total $216,000), all future increasing monthly option payments, all three year anniversary payments including $50,000 and $75,000 due on April 1, 2007, and all future increasing anniversary payments.

5. c) Sudbury, Ontario properties (continued)

	Sept 30, 2006	June 30,2006
Consideration paid to date	**$98,204**	$96,237

d) Hope Lake property – Kenora, Ontario

Terms of acquisition

Pursuant to an Option to Purchase Agreement ("Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora ("Hope Lake Property") by paying $22,000 (paid) and issuing 30,000 common shares (issued).

Under the terms of the Hope Agreement, the Company incurred expenses totalling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007 ($24,344 incurred).

These claims are subject to a 2% NSR royalty after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Sept 30, 2006	June 30,2006
Consideration paid to date	**$43,150**	$43,150

e) Sale of mineral properties

During the year ended June 30, 2006, the Board of Directors and the Shareholders of Cabo Drilling Corp. and International Millennium Mining Corp. ("IMMC") approved the sale of the Company's resource properties to IMMC. The deemed value of the IMMC units of $3,500,000 will result in a write down of $129,597 for the period ended September 30, 2006. The terms of the IMMC agreement are described below.

Pursuant to the transaction, and subject to certain conditions specified below, the Company will transfer all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC ("Units"). Each unit consists of one (1) IMMC common share and one-third (1/3) of a warrant. Each full warrant entitles the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two (2) years following the date of issue. The Company will subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one (1) IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The transaction is subject to the following conditions:

i) IMMC completes a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the resource properties;
ii) IMMC acquires a TSX Venture Exchange listing; and
iii) The TSX Venture Exchange accepts the Company's sale of the resource properties to IMMC.

The transaction will only close upon satisfaction of the above conditions.